Exhibit 99.1

MDJM LTD Regains Compliance with Nasdaq Listing Requirement

TIANJIN, China, Sept. 10, 2020 /PRNewswire/ -- MDJM LTD (Nasdaq: MDJH) (the “Company” or “MDJH”), an integrated real estate services company in China, today announced that on September 9, 2020, the Company received a letter from the Listing Qualifications Department of The NASDAQ Stock Market (“NASDAQ”), confirming that the Company had regained compliance with Nasdaq Listing Rule 5550(a)(3) (the “Minimum Public Holders Rule” or the “Rule”) .

As previously reported on August 5, 2020, the Company received a deficiency letter from the Listing Qualifications Department of NASDAQ on August 3, 2020, indicating that the Company was not in compliance with the Minimum Public Holders Rule, which requires companies listed on the NASDAQ Capital Market to have at least 300 public holders for continued listing. Based on the Company’s email to NASDAQ dated September 2, 2020, the Company had more than 300 public holders. Accordingly, the Listing Qualifications Department of NASDAQ has determined that the Company regained compliance with the Rule.

About MDJM LTD

With branch offices in Tianjin, Chengdu, Suzhou, and Yangzhou, China, MDJH provides primary real estate agency services to real estate developer clients, as well as as-needed real estate consulting and independent training services. The Company also provides tourism development services, including real estate marketing and planning services, real estate agency services, and advertisement planning services. For more information regarding the Company, please visit: http://ir.mdjhchina.com.

For more information, please contact Investor Relations at:

Tony Tian, CFA

Weitian Group LLC

Email: ttian@weitianco.com

Phone: +1-732-910-9692